UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

MONEYLION INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

60938K106

(CUSIP Number)

September 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60938K106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Rohit M. D’Souza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,587,275 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,587,275 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,587,275 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) Represents (i) 21,300,039 shares of Class A common stock held by RDS MoneyLion Holdings I, LLC, (ii) 1,582,433 shares of Class A common stock held by Bear Creek Ventures, LLC, and (iii) 1,704,803 shares of Class A common stock held by Telluride Capital Ventures, LLC. RDS MoneyLion Holdings I, LLC, Bear Creek Ventures, LLC and Telluride Capital Ventures, LLC are controlled by Rohit M. D’Souza, who has sole voting and dispositive power with respect to such shares.

(2) This percentage is calculated based on 227,147,708 shares of Class A common stock outstanding as of September 22, 2021, as reported in the Issuer’s Report on Form 8-K filed on September 28, 2021.

CUSIP No. 60938K106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON RDS MoneyLion Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,300,039 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,300,039 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,300,039 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60938K106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Bear Creek Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,582,433 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,582,433 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,433 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60938K106	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Telluride Capital Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,704,803 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,704,803 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,803 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60938K106	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is MoneyLion Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 30 West 21st Street, 9th Floor, New York, NY 10010.

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

(i) Rohit M. D’Souza
425 Park Ave S, New York, NY 10016

Citizenship: United States

(ii) RDS MoneyLion Holdings I, LLC
425 Park Ave S, New York, NY 10016

Citizenship: Delaware limited liability company

(iii) Bear Creek Ventures, LLC
425 Park Ave S, New York, NY 10016

Citizenship: Delaware limited liability company

(iv) Telluride Capital Ventures, LLC
425 Park Ave S, New York, NY 10016

Citizenship: Delaware limited liability company

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 60938K106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 60938K106	13G	Page 7 of 9 Pages

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of September 22, 2021, (i) RDS MoneyLion Holdings I, LLC beneficially owns 21,300,039 shares of the Issuer’s Common Stock, (ii) Bear Creek Ventures, LLC beneficially owns 1,582,433 shares of the Issuer’s Common Stock, and (iii) Telluride Capital Ventures, LLC beneficially owns 1,704,803 shares of the Issuer’s Common Stock.

Item 4(b).	Percent of Class

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned assume 227,147,708 shares of Class A common stock outstanding as of September 22, 2021, as reported in the Issuer’s Report on Form 8-K filed on September 28, 2021.

Item 4(c).	Number of shares as to which such person has:

Rohit M. D’Souza

(i)	sole power to vote or to direct the vote: 24,587,275

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 24,587,275

(iv)	shared power to dispose or to direct the disposition of: 0

RDS MoneyLion Holdings I, LLC

(i)	sole power to vote or to direct the vote: 21,300,039

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 21,300,039

(iv)	shared power to dispose or to direct the disposition of: 0

Bear Creek Ventures, LLC

(i)	sole power to vote or to direct the vote: 1,582,433

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,582,433

(iv)	shared power to dispose or to direct the disposition of: 0

Telluride Capital Ventures, LLC

(i)	sole power to vote or to direct the vote: 1,704,803

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,704,803

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 60938K106	13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 4, 2021

Rohit M. D’Souza

By:	/s/ Rohit M. D'Souza
Name:	Rohit M. D’Souza

RDS MoneyLion Holdings I, LLC

By:	/s/ Rohit M. D'Souza
Name:	Rohit M. D’Souza
Title:	Manager

Bear Creek Ventures, LLC

By:	/s/ Rohit M. D'Souza
Name:	Rohit M. D’Souza
Title:	Managing Member

Telluride Capital Ventures, LLC

By:	/s/ Rohit M. D'Souza
Name:	Rohit M. D’Souza
Title:	General Managing Member